Pricing Supplement dated February 24, 2009, as amended on February 27, 2009

(To the Prospectus dated August 27, 2008 and the Prospectus Supplement dated

August 27, 2008)

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-145845

Barrier Optimization Securities with Partial Protection

Linked to the iShares® MSCI EAFE Index Fund

Tactical Market Exposure to Complement Traditional Investments

Barclays Bank PLC $2,281,700 Securities linked to the iShares® MSCI EAFE Index Fund due March 3, 2010

Investment Description

These Barrier Optimization Securities with Partial Protection Linked to the iShares® MSCI EAFE Index Fund (the “Securities”) are notes issued by Barclays Bank PLC with returns linked to the performance of the iShares® MSCI EAFE Index Fund (the “Fund”). The Securities are designed to provide exposure to the potential positive performance of the Fund subject to the Return Barrier. If the Fund Return is greater than zero over the term of the Securities and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive an amount equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the Fund Return multiplied by (iii) the Participation Rate of 100%. If the Fund Return is between 0% and -25%, inclusive, and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each security you will receive the principal amount. If the Fund Return is less than -25% and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, per Security you will receive an amount equal to the principal amount reduced by 1% for every 1% by which the Fund Return in less than -25%. If the Closing Price of the Fund is above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive the principal amount plus a conditional coupon equal to 3.00% of the principal amount. Investing in the Securities involves significant risks. You may lose up to 75% of your initial investment. The partial protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including an partial protection feature, is subject to the creditworthiness of the Issuer.

Features

❑

Tactical Investment Opportunity: If you believe that the Fund will never close above the Fund Barrier on any day during the Observation Period, the Securities provide an opportunity for exposure to positive fund returns with reduced exposure to negative fund returns at maturity. If the Fund closes above the Fund Barrier on any day during the Observation Period, you will only receive a return equal to the contingent coupon at maturity and will have no exposure to positive or negative fund returns.

❑

Partial Protection Feature: If you hold the Securities to maturity and the Fund never closes above the Fund Barrier on any day during the Observation Period, your investment will be protected from the first 25% decline in the Fund, subject to the creditworthiness of the issuer, Barclays Bank PLC, and will have 1-for-1 downside exposure to any negative fund returns below -25%. If the Fund closes above the Fund Barrier on any day during the Observation Period, your investment will be fully principal protected, subject to the creditworthiness of the issuer, Barclays Bank PLC.

Key Dates

Trade Date	February 24, 2009
Settlement Date	February 27, 2009
Final Valuation Date[1]	February 25, 2010
Maturity Date[1]	March 3, 2010
CUSIP:	06740C469
ISIN:	US06740C4693

[1]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Notes with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

Security Offering

We are offering Barrier Optimization Securities with Partial Protection Linked to the iShares® MSCI EAFE Index Fund (the “Fund”). The return on the Securities is subject to, and will in no event exceed, the Return Barrier which is 144.50% and accordingly, any return at maturity will not exceed the Return Barrier. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Information about Barclays Bank PLC and the Securities” on page PS-2 of this pricing supplement. The Securities will have the terms specified in the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008 and this pricing supplement. See “Key Risks” on page P-6 of this pricing supplement and “Risk Factors” beginning on page S-3 of prospectus supplement for risks related to investing in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Securities. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Securities after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.125	$9.875
Total	$2,281,700	$28,521.25	$2,253,178.75

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Securities

You should read this pricing supplement together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Securities, Series A, of which these Securities are a part. This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

♦	Prospectus supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Securities” refers to the Barrier Optimization Securities Linked to the iShares® MSCI EAFE Index Fund that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Securities may be suitable for you if:

♦

You seek an investment with a return linked to the performance of the Fund and you believe the Closing Price of the Fund will increase moderately over the term of the Securities — meaning that such an increase is unlikely to exceed the Return Barrier indicated herein at maturity.

♦

You are willing to and able to lose 1% of your principal amount for every 1% the Fund Return is less than -25% if the Closing Price of the Fund never closes above the Fund Barrier during the term of the Securities.

♦	You are willing to forgo dividends paid on the shares of the Fund or the component stocks of the MSCI EAFE® Index (the “Underlying Index”).

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the Securities to maturity and are aware that there may be little or no secondary market for the Securities.

♦	You are willing to invest in securities for which your potential return is capped at the Return Barrier.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦

You do not believe the Closing Price of the Fund will moderately increase over the term of the Securities, or you believe the Closing Price of the Fund will increase by more than the indicated Return Barrier at maturity.

♦	You seek an investment whose return is not subject to a cap that is equal to the Return Barrier which is 144.50%.

♦	You seek an investment that is 100% principal protected.

♦	You prefer to receive the dividends paid on the shares of the Fund or the component stocks of the Underlying Index.

♦

You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by Barclays Bank PLC or another issuer with a similar credit rating.

♦	You seek current income from this investment.

♦	You are unwilling or unable to hold the Securities to maturity.

♦	You are unwilling or unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Securities.

♦	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances.

Final Terms[1]

Issuer:	Barclays Bank PLC (Rated: AA-/Aa3)[2]
Issue Price:	$10.00 per Security
Term:	12 months
Reference Asset[3]:	iShares® MSCI EAFE Index Fund (the “Fund”)
Payment at Maturity (per $10.00)

You will receive a cash payment at maturity linked to the performance of the Fund during the term of the Securities.

If the Fund Return is greater than zero and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive an amount equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the Fund Return multiplied by (iii) the Participation Rate:

$10.00 + ($10.00 x Fund Return x Participation Rate)

If the Fund Return is between 0% and

-25%, inclusive, and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive the principal amount:

$10.00

If the Fund Return is less than -25% and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive an amount equal to the principal amount reduced by 1% for every 1% by which the Fund Return is less than -25%:

$10.00 + [$10.00 x (Fund Return + 25%)]

If the Closing Price of the Fund is above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive the principal amount plus the Conditional Coupon:

$10.00 + Conditional Coupon

Participation Rate	100%
Conditional Coupon	3.00% of the principal amount
Fund Barrier	51.93, Fund Starting Price x Return Barrier
Return Barrier	144.50%
Protection[4]	25.00%
Fund Return	Fund Ending Price – Fund Starting Price Fund Starting Price
Fund Starting Price	35.94, the Closing Price of the Fund on the Trade Date.
Fund Ending Price	The Closing Price of the Fund on the Final Valuation Date.
Closing Price	The closing price of the Fund as described under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.
Observation Period	The period beginning on, and including, the Trade Date and ending on, and including, the Final Valuation Date.

Determining Payment at Maturity

As such, you could lose up to 75% of the principal amount of your investment depending on how much the Closing Price of the Fund decreases.

[1]	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Securities are expected to carry the same rating as the Issuer’s Medium-Term Note Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Securities are linked) and (2) is not a recommendation to buy, sell or hold securities.

[3]

For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Notes with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.

[4]	Principal protection is provided by Barclays Bank PLC and therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Closing Price of the Fund relative to the Fund Starting Price. We cannot predict the Fund Ending Price on the Final Valuation Date or the Closing Price of the Fund on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Fund. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of the Securities.

The following scenario analysis and examples are based on the Fund Starting Price of 35.94, the Participation Rate of 100.00%, the Return Barrier of 144.50%, the Fund Barrier of 51.93 and the Conditional Coupon of 3.00%, and a range of possible Fund returns from +100.00% to -100.00%.

Example 1—The Closing Price of the Fund increases from a Fund Starting Price of 35.94 to a Fund Ending Price of 43.13.

The Fund Return is calculated as follows:

(43.13 – 35.94) / 35.94 = 20.00%

Because the Fund Return is greater than zero over the term of the Securities and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, the payment at maturity is calculated as follows:

$10.00 + ($10.00 x 20.00% x 100.00%) = $10.00 + $2.00 = $12.00

Example 2—The Closing Price of the Fund decreases from a Fund Starting Price of 35.94 to a Fund Ending Price of 32.35.

The Fund Return is calculated as follows:

(32.35 – 35.94) / 35.94 = -10.00%

Because the Fund Return is between 0% and -25%, inclusive, and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each Security you will receive the principal amount, $10.00.

Example 3—The Closing Price of the Fund decreases from a Fund Starting Price of 35.94 to a Fund Ending Price of 21.56

The Fund Return is calculated as follows:

(21.56 – 35.94) / 35.94 = -40.00%

Because the Fund Return is less than -25% and the Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period, at maturity, for each Security, you will receive an amount equal to the principal amount reduced by 1% for every 1% by which the Fund Return is less than -25%, calculated as follows:

$10.00 + [$10.00 x (-40.00% + 25.00%)] = $10.00 + [$10.00 x -15%] = $10.00 – $1.50 = $8.50

Example 4—The Closing Price of the Fund increases from a Fund Starting Price of 35.94 to a Fund Ending Price of 47.80. In addition, the Closing Price of the Fund is above the Fund Barrier on at least one day during the Observation Period.

The Fund Return is calculated as follows:

(47.80 – 35.94) / 35.94 = 33.00%

Because the Fund has closed above the Fund Barrier on at least one day during the Observation Period, the payment at maturity is calculated as follows:

$10.00 + ($10.00 x 3.00%) = $10.00 + $0.30 = $10.30

Example 5—The Closing Price of the Fund decreases from a Fund Starting Price of 35.94 to a Fund Ending Price of 24.08. In addition, the Closing Price of the Fund is above the Fund Barrier on at least one day during the Observation Period.

The Fund Return is calculated as follows:

(24.08 – 35.94) / 35.94 = -33.00%

Because the Fund has closed above the Fund Barrier on at least one day during the Observation Period, the payment at maturity is calculated as follows:

$10.00 + ($10.00 x 3.00%) = $10.00 + $0.30 = $10.30

Scenario Analysis – hypothetical payment at maturity for each $10.00 principal amount of Securities

Fund		Closing Price of the Fund never above Fund Barrier[1]		Closing Price of the Fund above Fund Barrier[2]
Fund Ending Price	Fund Return[3]	Payment at Maturity	Securities Total Return at Maturity	Payment at Maturity	Securities Total Return at Maturity
71.88	100.00%	N/A	N/A	$10.30	3.00%
68.29	90.00%	N/A	N/A	$10.30	3.00%
64.69	80.00%	N/A	N/A	$10.30	3.00%
61.10	70.00%	N/A	N/A	$10.30	3.00%
57.50	60.00%	N/A	N/A	$10.30	3.00%
53.91	50.00%	N/A	N/A	$10.30	3.00%
51.93	44.50%	$14.45	44.50%	$10.30	3.00%
50.32	40.00%	$14.00	40.00%	$10.30	3.00%
46.72	30.00%	$13.00	30.00%	$10.30	3.00%
43.13	20.00%	$12.00	20.00%	$10.30	3.00%
39.53	10.00%	$11.00	10.00%	$10.30	3.00%
35.94	0.00%	$10.00	0.00%	$10.30	3.00%
32.35	-10.00%	$10.00	0.00%	$10.30	3.00%
28.75	-20.00%	$10.00	0.00%	$10.30	3.00%
26.96	-25.00%	$10.00	0.00%	$10.30	3.00%
25.16	-30.00%	$9.50	-5.00%	$10.30	3.00%
21.56	-40.00%	$8.50	-15.00%	$10.30	3.00%
17.97	-50.00%	$7.50	-25.00%	$10.30	3.00%
14.38	-60.00%	$6.50	-35.00%	$10.30	3.00%
10.78	-70.00%	$5.50	-45.00%	$10.30	3.00%
7.19	-80.00%	$4.50	-55.00%	$10.30	3.00%
3.59	-90.00%	$3.50	-65.00%	$10.30	3.00%
0.00	-100.00%	$2.50	-75.00%	$10.30	3.00%

[1]	The Closing Price of the Fund is never above the Fund Barrier on any day during the Observation Period.
[2]	The Closing Price of the Fund is above the Fund Barrier on any day during the Observation Period.
[3]	The Fund Return excludes any cash dividend payment.

What are the tax consequences of the Securities?

Some of the tax consequences of your investment in the Securities are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Securities as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Securities are uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described below. Pursuant to the terms of the Securities, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled executory contract with respect to the Fund. This characterization relies, in part, on the fact that the Securities are expected to have a term of just over one year and our understanding that the Securities will be marketed primarily to persons treated as cash-basis taxpayers for U.S. federal income tax purposes. Subject to the discussion of Section 1260 below, if your Securities are treated as a cash-settled executory contract with respect to the Fund, you should generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss would generally be long term capital gain or loss if you have held your Securities for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. This opinion assumes that the description of the terms of the Securities in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Securities, possibly with retroactive effect.

It is also possible that the Internal Revenue Service could seek to characterize your Securities under current law in a manner that results in tax consequences that are different from those described above. The tax consequences to you are particularly uncertain if the closing level of the Fund is above the Fund Barrier on any day after the initial valuation date and prior to the final valuation date (a “Barrier Breach”). For example, if a Barrier Breach occurs, the Internal Revenue Service could assert that you should be treated as if you exchanged your executory contract with respect to the Fund for a zero-coupon debt instrument. If you are so treated, you may be required to recognize gain or loss at such time and you may further be required to currently accrue ordinary income over the remaining term of the Securities or treat the Conditional Coupon as ordinary income upon the sale or maturity of your Securities. Even if a deemed exchange is not deemed to occur following a Barrier Breach, you may still be required to recognize all or a portion of the amount of the Conditional Coupon at the time of the Barrier Breach or over the remaining term of the Securities, and any amount attributable to the Conditional Coupon may be treated as ordinary income. If you purchase the Securities after a Barrier Breach, the risk of a recharacterization of the Securities as a zero-coupon debt instrument and a tax treatment different than that described above is heightened and you are strongly urged to consult your tax advisor.

Although not entirely clear, it is also possible that the purchase and ownership of the Securities should be treated as a “constructive ownership transaction” with respect to the Fund, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Securities were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Securities that is attributable to the appreciation of the shares of the Fund over the term of your Securities would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the Fund on the date that you purchased your Securities and sold the Fund shares on the date of the sale or maturity of the Securities (the “Excess Gain Amount”). If there is no Barrier Breach, because the maturity payment under the Securities will only reflect the appreciation or depreciation in the value of the shares of the Fund and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the Fund, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. If you are an initial holder that holds the Securities to maturity, if there is a Barrier Breach, Section 1260, if applicable, would likely only have adverse effects to you to the extent the Conditional Coupon exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the Fund on the date that you purchased your Securities and sold the Fund shares on the date of the maturity of the Securities. We still think it more likely than not that such excess would not be taxed as an Excess Gain Amount because it would bear no relation to an increase in the value of the underlying Fund, and would this serve to suggest that Section 1260 should not apply at all to your Notes. Because the application of the constructive ownership rules is unclear, nevertheless, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Securities.

For a further discussion of the tax treatment of your Securities as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Securities, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Securities.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the shares of the Fund. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities in the “Risk Factors” section of the prospectus supplement and the “Principal Risks” section of the Prospectus for the iShares® MSCI EAFE Index Fund dated December 1, 2008. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Securities in light of your particular circumstances.

♦

Principal Protection Only Applies if You Hold the Securities to Maturity—You should be willing to hold the Securities to maturity. The partial principal protection feature only applies if you hold the Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell the Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities, even in cases where the Closing Price of the Fund has increased since the Trade Date.

♦

The Securities are Not Fully Principal Protected and You May Lose Up to 75% of Your Investment—The Securities are not fully principal protected. The Securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your Securities if the Closing Price of the Fund is never greater than the Fund Barrier on any day during the Observation Period and the Fund Return is less than -25.00%. In that event, you will lose 1% of the original principal amount for each percentage point that the Fund Return is below -25.00%. Accordingly, you may lose up to 75.00% of your investment in the Securities.

♦

Maximum Gain—You will not participate in any increase in the Closing Price of the Fund beyond the Return Barrier which is 144.50%. YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE RETURN BARRIER.

♦

No Interest, Dividend Payments or Voting Rights—As a holder of the Securities, you will not receive interest payments, and you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Fund or the component stocks of the Underlying Index would have.

♦

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity—While the payment at maturity for the offered Securities described in this pricing supplement is based on the full principal amount of the Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase the Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Securities. We and our affiliates may act as a principal, agent or dealer in connection with the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay compensation of $ 0.125 per Security to the principals, agents and dealers in connection with the distribution of the Securities.

♦

Limited Liquidity—The Securities will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Securities.

Credit of Issuer—The Securities are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Securities and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

Taxes—The federal income tax treatment of the Securities is uncertain and the Internal Revenue Service could assert that the Securities should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Securities even though you will not receive any payments with respect to the Securities until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Securities could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Securities.

♦

Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Securities and the Fund.

♦

Many Economic and Market Factors Will Affect the Value of the Securities—In addition to the Closing Price of the Fund on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Fund, the Underlying Index and the component stocks of the Underlying Index;

♦	the time to maturity of the Securities;

♦	the market price and dividend rate on the component stocks of the Underlying Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks of the Underlying Index;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the Securities;

♦	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks comprising the Underlying Index are denominated; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Potential Barclays Bank PLC impact on price—Trading or transactions by Barclays Bank PLC or its affiliates in the shares of the Fund or in futures, options, or other derivative products on the shares of the Fund may adversely affect the Closing Price of the Fund and, therefore, the market value of the Securities.

♦

Certain Features of Exchange-Traded Funds Will Impact the Value of the Securities—The performance of the Fund does not fully replicate the performance of the Underlying Index. The Fund may not fully replicate the Underlying Index, and may hold securities not included in such Underlying Index. The value of the Fund to which your Securities are linked is subject to:

♦

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the Fund, the implementation of which is subject to a number of constraints, may not produce the intended results.

♦

Derivatives risk. The Fund may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Fund’s losses, and, as a consequence, the losses of your Securities, may be greater than if the Fund invested only in conventional securities.

♦

The Fund May Underperform the Underlying Index—The performance of the Fund may not replicate the performance of, and may underperform the Underlying Index. Unlike the Underlying Index, the Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Fund, differences in trading hours between the Fund and the Underlying Index or due to other circumstances. Because the return on the Securities is linked to the performance of the Fund and not the Underlying Index, the return on the Securities may be less than that of an alternative investment linked directly to the Underlying Index.

Exposure to Fluctuations in Foreign Exchange Rates—The value of the Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the component stocks of the Underlying Index are denominated. Therefore, if the applicable currencies depreciate relative to the U.S. dollar over the term of the Securities, you may lose money even if the local currency value of the component stocks of the Underlying Index goes up.

iShares® MSCI EAFE Index Fund

We have derived all information contained in this pricing supplement regarding iShares® MSCI EAFE Index Fund (the “Fund”), including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares® MSCI EAFE Index Fund dated December 1, 2008 issued by iShares Trust (the “Trust”). Such information reflects the policies of, and is subject to change by, the Trust, Barclays Global Investors, N.A. (“BGI”) and Barclays Global Fund Advisors (“BGFA”). The Fund is an investment portfolio maintained and managed by the Trust. BGFA is the investment advisor to the Fund. The Fund is an exchange-traded fund that trades on NYSE Arca, Inc. (“NYSE Arca”) under the ticker symbol “EFA”.

The Trust is a registered investment company that consists of numerous separate investment portfolios, including the Fund. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Trust, BGFA or the Fund, please see the Prospectus for the iShares® MSCI EAFE Index Fund dated December 1, 2008. In addition, information about the Trust and the Fund may be obtained from the iShares® website at www.ishares.com.

Investment Objective and Strategy

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index (the “Underlying Index”). The Underlying Index was developed by Morgan Stanley Capital International Inc. (“MSCI”) as an equity benchmark for international stock performance. As of December 31, 2008, the Fund’s three largest holdings by country were Japan, United Kingdom and France, respectively.

The Fund generally invests at least 90% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index. The Fund may invest the remainder of its assets in securities not included in the Underlying Index but which BGFA believes will help the Fund track its

Underlying Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA.

Representative Sampling

The Fund pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The Fund invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Fund is an actual investment portfolio. The performance of the Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. The difference between 100% and the Fund’s actual correlation with the Underlying Index is called “tracking error.” The Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Fund will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

The following tables summarize the Fund’s top holdings in individual companies and by sector as of December 31, 2008.

Top holdings in individual securities as of December 31, 2008

Company	Percentage of Total Holdings
Nestle SA-Reg	1.93%
BP PLC	1.82%
Novartis AG-Reg	1.52%
Total SA	1.49%
HSBC Holdings PLC	1.46%
Roche Holding AG-Genusschein	1.38%
Vodafone Group PLC	1.35%
Glaxosmithkline PLC	1.24%
Telefonica SA	1.20%
Royal Dutch Shell PLC-A SHS	1.18%

Top holdings by sector as of December 31, 2008

Company	Percentage of Total Holdings
Financials	22.51%
Industrials	11.49%
Consumer Staples	10.11%
Consumer Discretionary	9.76%
Health Care	9.69%
Energy	8.56%
Materials	7.86%
Utilities	7.61%
Telecommunication Services	6.98%
Information Technology	5.07%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

iShares® is a registered mark of BGI. The Securities are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

Historical Performance of the Fund

The following graph sets forth the historical performance of the Fund based on the daily Closing Price from August 17, 2001 through February 24, 2009. The Closing Price of the Fund on February 24, 2009 was 35.94.

We obtained the daily Closing Prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical Closing Prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the Fund Ending Price on the Final Valuation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

iShares® MSCI EAFE Index Fund Historical Performance

August 17, 2001-February 24, 2009

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement, which is filed pursuant to Rule 424(b)(2) and contains the final pricing terms of the Securities. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Securities.